Exhibit-99.(I)

For Immediate Release:

                          Jaime Rivera to Become CEO of
             Banco Latinoamericano de Exportaciones, S.A. ("Bladex")

Panama City, Republic of Panama - July 23, 2003 - The Board of Directors of Banco Latinoamericano de Exportaciones, S.A. ("Bladex" or the "Bank") (NYSE:
BLX) announced today the appointment of Jaime Rivera, as Chief Executive Officer, effective January 1, 2004 upon the retirement of Jose Castaneda, the current Chief Executive. Mr. Rivera is now Chief Operating Officer of Bladex.

Speaking for the Board of Directors, Mr. Gonzalo Menendez Duque, Chairman, said, "Jose Castaneda has been Chief Executive Officer of Bladex for 14 years, leading the Bank through a series of challenging operating environments and achieving a well-respected status as a "banker's banker" for Latin America. During his tenure, Bladex has achieved many "firsts", including the first bank from the Latin American region to achieve investment grade ratings and the first bank from Latin America to have its shares listed on the New York Stock Exchange. He led the institution as it accessed the international capital markets as one of the early leaders in Latin American banking to do so, expanded the Bank's regional office network, and developed one of the few regional Latin American brands in the financial market. Bladex will continue to benefit from Jose Castaneda's experience and wisdom as a director.

Mr. Menendez Duque went on to say, "Bladex is fortunate to have as its next Chief Executive such a talented and senior banker as Jaime Rivera who will bring to the role not only his many years of experience in Latin American banking and the capital markets but his intimate knowledge of the Bank. At the time Jaime joined Bladex, the press release said, `we are extremely pleased to have found an individual whose professional experience and skills so closely match the strategic long-term needs of this organization. Jaime Rivera has a demonstrated record of leadership, creativity, relationship-building skills, personal integrity and intimate familiarity with the region'. During his time as Chief Operating Officer of Bladex, he has more than confirmed that description. We foresee a seamless transition in the leadership and execution of Bladex's growth strategy."

Jose Castaneda added, "Since its creation 25 years ago by the central banks in the region, Bladex has become a significant contributor to the growth and prosperity of Latin America by financing export trade. I have been fortunate to have participated in this process. After our recently completed and highly successful 18-month long process of re-capitalizing Bladex, I felt that it was time to retire. Bladex is now a stronger organization and well-positioned for new challenges. I am extremely pleased that Jaime Rivera will be succeeding me as CEO. Since joining Bladex in March 2002, he has played a key role in bringing the Bank to its current position of renewed capital strength and has made significant contributions to the vision which will guide the Bank in the future."

Jaime Rivera, 50, joined Bladex in March 2002 from Bank of America where he spent more than 20 years in commercial and investment banking, focusing on Latin America, with postings in the U.S., Brazil, Argentina, Chile, Venezuela and Guatemala. Prior to joining Bladex, Mr. Rivera led Bank of America's highly reputed Miami-based Financial Institutions team, serving the most important banks in more than 25 countries in the Latin American region. Born and raised in Guatemala City, Mr. Rivera holds an M.B.A. degree from Cornell University and an M.S. from Northwestern University.

Bladex is a multinational bank established by the Central Banks of the Latin American and Caribbean countries. Based in Panama, its shareholders include central and commercial banks in 23 countries in the Region, as well as international banks and private investors. Total assets at March 31, 2003 were US$ 2.9 billion. Since its creation, Bladex has disbursed accumulated credits for over US$ 120 billion in the Region. Additional information is available on Bladex's website at www.blx.com.

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For further information, please access our web site on the Internet at
www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
Head Office
Calle 50 y Aquilino de la Guardia
Apartado 6-1497 El Dorado
Panama City, Republic of Panama
Tel No. (507) 210-8581
Fax No. (507) 269 6333
E-mail Internet address: cyap@blx.com

Or -

William W. Galvin
The Galvin Partnership
76 Valley Road
Cos Cob, CT 06807
U.S.A.
Tel No. (203) 618-9800
Fax No. (203) 618-1010
E-mail Internet address: wwg@galvinpartners.com